SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding first quarterly report for 2023 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 27, 2023.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
The First Quarterly Report for 2023
This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 April 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

China Petroleum & Chemical Corporation The First Quarterly Report for 2023

27 April 2023 Beijing, China

Important notice

●
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) and its directors, supervisors and senior management warrant the authenticity, accuracy and completeness of the information contained in this quarterly report and there are no false representations, misleading statements or material omissions and severally and jointly accept full responsibility.

●	This first quarterly report for 2023 was approved at the 16th meeting of the Eighth Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.

●
Mr. Ma Yongsheng, Chairman, Mr. Yu Baocai, President, Ms. Shou Donghua, Chief Financial Officer and Head of the Financial Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

●	The financial statements in this quarterly report were not audited.

1.	Principal financial data
1.1	Principal financial data and indicators
1.1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)
RMB million
Items	As of 31 March 2023	As of 31 December 2022 (before adjustment)	As of 31 December 2022 (adjusted)	Change (%)
Total assets	2,011,153	1,948,640	1,951,121	3.08
Total equity attributable to equity shareholders of the Company	806,963	785,577	788,471	2.35

RMB million
	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022 (before adjustment)	Three-month period ended 31 March 2022 (adjusted)	Change (%)
Operating income	791,331	771,386	771,386	2.59
Net profit attributable to equity shareholders of the Company	20,102	22,605	22,800	(11.83)
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	19,716	22,450	22,645	(12.93)
Net cash flow used in operating activities	(18,397)	(46,781)	(46,781)	-
Basic earnings per share (RMB)	0.168	0.187	0.188	(10.64)
Diluted earnings per share (RMB)	0.168	0.187	0.188	(10.64)
Weighted average return on net assets (%)	2.52	2.88	2.90	(0.38) percentage points
Note: In accordance with the requirements of both the Interpretation of Accounting Standards for Business Enterprises No. 16 and the Accounting Standard for Business Enterprises No. 18—Income Taxes, the Company retrospectively adjusted the relevant items of the financial statements.

1.1.2	Extraordinary items
RMB million
Extraordinary items	Three-month period ended 31 March 2023
(income)/expenses
Net gain on disposal of non-current assets	(78)
Donations	4
Government grants	(676)
Gains on holding and disposal of various investments	(181)
Other extraordinary expenses, net	257
Subtotal	(674)
Tax effect	182
Total	(492)
Attributable to:
Equity shareholders of the Company	(386)
Minority interests	(106)

1.1.3	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (IFRS)
RMB million
Items	As of 31 March 2023	As of 31 December 2022 (before adjustment)	As of 31 December 2022 (adjusted)	Change (%)
Total assets	2,011,153	1,948,640	1,951,121	3.08
Total equity attributable to shareholders of the Company	806,099	784,706	787,600	2.35
RMB: million
	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022 (before adjustment)	Three-month period ended 31 March 2022 (adjusted)	Change (%)
Revenue	791,331	771,386	771,386	2.59
Operating profit	31,090	32,960	32,960	(5.67)
Net profit attributable to shareholders of the Company	20,740	23,338	23,533	(11.87)
Net cash flow used in operating activities	(18,397)	(46,781)	(46,781)	-
Basic earnings per share (RMB)	0.173	0.193	0.194	(10.82)
Diluted earnings per share (RMB)	0.173	0.193	0.194	(10.82)
Return on net assets (%)	2.57	2.94	2.96	(0.39) percentage points
Note: In accordance with the requirements of the International Accounting Standards 12, the Company retrospectively adjusted the relevant items of the financial statements.

1.2	Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs.
Items of Consolidated Balance Sheet	As of 31 March 2023	As of 31 December 2022	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Accounts receivable	70,122	46,364	23,758	51.24	Increase in receivables of crude oil trading.
Prepayments	10,662	7,956	2,706	34.01	Increase in prepayments of crude oil procurement.
Short-term loans	84,983	21,313	63,670	298.74	Increase in short-term loans for supplement of liquidity.
Long-term loans	129,943	94,964	34,979	36.83	Increase in long-term loans to fund capital expenditures.

Items of Consolidated Balance Sheet	As of 31 March 2023	As of 31 December 2022	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Other comprehensive income	799	3,072	(2,273)	(73.99)	Impact of changes in the translation difference and gains and losses of hedging business.

Items of Consolidated Income Statement	For three-month period ended 31 March		Increase/(Decrease)		Main reasons for changes
	2023	2022	Amount	Percentage
	RMB Million	RMB Million	RMB Million	（%）
Other income	1,977	492	1,485	301.83	Increase in the refund of value-added tax.
Investment income/(loss)	1,493	(1,662)	3,155	-	Decrease in investment income of associates and joint ventures and the impact of gains and losses of derivative financial instruments.
(Losses) from changes in fair value	(244)	(6,937)	6,693	-	Impact of floating gains and losses of derivative financial instruments

Items of Consolidated Cash Flow Statement	For three-month period ended 31 March		Increase/(Decrease)		Main reasons for changes
	2023	2022	Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Payments of taxes and levies	(73,344)	(122,520)	(49,176)	-	The taxes deferred from the fourth quarter of 2021 was paid in the first quarter of previous year, and no such matter in reporting period.
Cash received from returns on investments	407	1,095	(688)	(62.83)	Decreased in cash dividends received from joint ventures year- on-year.
Other cash received relating to investing activities	5,995	14,689	(8,694)	(59.19)	Impact of change in time deposits with maturities over three months.
Other cash paid relating to investing activities	(27,824)	(10,831)	16,993	-
Cash paid for acquisition of investments	(2,334)	(5,946)	(3,612)	-	Decreased in capital injection paid for subsidiaries year-on-year.
Net cash paid for the acquisition of subsidiaries and other business entities	-	(1,562)	(1,562)	-	The balance of asset acquisition was paid in the same time period last year, and no such matter in reporting period.

Items of Consolidated Cash Flow Statement	For three-month period ended 31 March		Increase/(Decrease)		Main reasons for changes
	2023	2022	Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Cash received from capital contributions	88	779	(691)	(88.70)	Decreased in capital injection received from minority shareholders year-on-year.
Cash received from borrowings	228,360	138,034	90,326	65.44	Increase in borrowings for supplement of liquidity and project funds.
Cash repayments of borrowings	(139,146)	(73,648)	65,498	-	Due to the increase of matured borrowings

2.	Shareholders information
Total number of shareholders and top ten shareholders at the end of the reporting period
Total number of shareholders at the end of the reporting period	Total number of shareholders was 428,736, including 423,202 holders of domestic A shares and 5,534 holders of overseas H shares.
Top ten shareholders
Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	80,572,167,393	67.20	0	State-owned share
HKSCC (Nominees) Limited	24,635,678,771	20.55	Unknown	H share
中国证券金融股份有限公司	2,325,374,407	1.94	0	A share
中国石油天然气集团有限公司	2,165,749,530	1.81	0	A share
香港中央结算有限公司	1,354,513,995	1.13	0	A share
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001 沪	365,490,965	0.30	0	A share
中央汇金资产管理有限责任公司	315,223,600	0.26	0	A share
国信证券股份有限公司	235,109,414	0.20	0	A share
中国工商银行－上证 50 交易型开放式指数证券投资基金	105,367,876	0.09	0	A share
谌贺飞	93,611,700	0.08	0	A share
Note: Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 767,916,000 H shares, accounting for 0.64% of the total issued share capital of Sinopec Corp. Those shareholdings were included in the total number of the shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders: Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned top ten shareholders.

3.	Review of operating results
In the first quarter of 2023, China’s economy improved with gross domestic product (GDP) up by 4.5% year on year. The international crude oil prices fluctuated in a wide range and the spot price of Platt’s Brent for the first quarter averaged USD81.27 per barrel, down by 19.7% year on year. The domestic demand for refined oil products rebounded rapidly, demand for natural gas maintained growth year on year, and demand for chemical products recovered.

The Company seized the favorable market opportunity, optimized the whole business chain, strengthened the coordination of production and marketing, made great efforts to expand sales, and achieved good performance. In accordance with CASs, net profit attributable to equity shareholders of the Company was RMB 20.102 billion in the first quarter of 2023. In accordance with IFRS, net profit attributable to shareholders of the Company was RMB 20.740 billion in the first quarter of 2023.

Exploration and Production: The Company intensified efforts in high quality exploration, expanded the scale of profitable production capacity, and made positive progress in maintaining oil production, increasing gas output and reducing cost. In exploration, we focused on expanding resources, increasing reserve and obtaining more exploration licenses, strengthened risk exploration in new regions and areas, and made important breakthroughs of oil and gas exploration in Shunbei, Chuanbei, and Jiyang depression. In development, we accelerated the capacity building of Shunbei and Tahe oilfields, strengthened fine-tuned development of mature oil fields, and sped up capacity building of natural gas in Western Sichuan and Southeast Sichuan. We also optimized the resources structure of LNG to reduce procurement costs, strengthened operation optimization of natural gas business, achieving a constant improvement in the profitability of whole natural gas business chain. In the first quarter, the Company’s oil and gas production reached 124.6 million barrels of oil equivalent, up by 2.6% year on year, with natural gas production reaching 330.47 billion cubic feet, up by 5.3% year on year. The exploration and production segment realised an earnings before interest and tax (EBIT) of RMB 13.357 billion.
Exploration and Production	Unit	Three-month period ended 31 March		Changes
		2023	2022	(%)
Oil and gas production	million boe	124.60	121.41	2.6
Crude oil production	million barrels	69.49	69.07	0.6
China	million barrels	61.86	61.60	0.4
Overseas	million barrels	7.63	7.47	2.1
Natural gas production	billion cubic feet	330.47	313.94	5.3
Realised crude oil price	USD/barrel	75.21	89.02	(15.5)
Realised natural gas price	USD/thousand cubic feet	8.70	8.14	6.9
Conversion:
For domestic production of crude oil, 1 tonne = 7.10 barrels. For overseas production of crude oil, 1 tonne = 7.25 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet.

Refining: The Company actively addressed the market changes, vigorously optimized production operation to maximize the overall profits along the business chain. Closely following market changes,

we maintained high utilisation rate. We flexibly adjusted the procurement strategies to reduce procurement costs. We optimized the product mix and increased the exports of refined oil products. We also accelerated the construction of world-class refining bases and advanced with structural adjustment projects in an orderly manner. In the first quarter, the Company processed 62.24 million tonnes of crude oil, yielding 37.30 million tonnes of refined oil products. The refining segment realised EBIT of RMB 10.459 billion.

Refining	Unit	Three-month period ended 31 March		Changes (%)
		2023	2022
Refinery throughput	million tonnes	62.24	64.19	(3.0)
Gasoline, diesel and kerosene production	million tonnes	37.30	37.36	(0.2)
Gasoline	million tonnes	15.16	16.48	(8.0)
Diesel	million tonnes	15.58	15.72	(0.9)
Kerosene	million tonnes	6.56	5.16	27.1
Light chemical feedstock production	million tonnes	10.61	11.79	(10.0)
Light product yield	%	74.82	74.48	0.34 percentage points
Refining yield	%	94.88	95.26	(0.38) percentage points

Note: Including 100% production of domestic joint ventures.

Marketing and Distribution: The Company seized the favorable opportunity arising from the rapid recovery of demand, fully leveraged the advantages of integrated business and marketing network, strengthened resources coordination, made every effort to expand sales volume, and achieved significant improvement of the sales volume and profits. We optimised the sales network of refined oil products, made continuous efforts for the transition to an integrated energy service provider of Petro-Gas-Hydrogen-Power-Services. We continued to improve the quality and profitability for the non-fuel business. In the first quarter, total sales volume of refined oil products was 56.16 million tonnes, up by 10.1% year on year. The marketing and distribution segment realised EBIT of RMB
8.475 billion.
Marketing and Distribution	Unit	Three-month period ended 31 March		Changes (%)
		2023	2022
Total sales volume of refined oil products	million tonnes	56.16	51.02	10.1
Total domestic sales volume of refined oil products	million tonnes	44.57	41.06	8.5
Retail	million tonnes	29.36	27.34	7.4
Direct sales & Distribution	million tonnes	15.21	13.72	10.9
Annualized average throughput per station	tonnes	3,802	3,559	6.8
Note: The total sales volume of refined oil products includes the amount of trading volume.

Chemicals: Facing severe challenges resulting from the concentrated release of chemical capacity and fierce competition, the Company closely followed the market demand, optimised the structure of feedstock, facilities and products with a profit-driven orientation, maintained high utilisation rate in profitable facilities, increased production of high value-added products such as PV- grade EVA and polybutadiene rubber, and reduced products with no marginal contribution. We actively promoted the construction of advanced capacity. In the first quarter, the ethylene production was 3.347 million tonnes, and the total chemicals sales volume was 20.69 million tonnes, up by 0.2% year on year. The chemicals segment realised EBIT of RMB -3.022 billion.
Chemicals	Unit	Three-month period ended 31 March		Changes (%)
		2023	2022
Ethylene	thousand tonnes	3,347	3,606	(7.2)
Synthetic resin	thousand tonnes	4,816	4,867	(1.0)
Synthetic rubber	thousand tonnes	349	353	(1.1)
Monomers and polymers for synthetic fibre	thousand tonnes	2,034	2,491	(18.3)
Synthetic fibre	thousand tonnes	258	286	(9.8)
Note: Including 100% production of domestic joint ventures.

Capital expenditure: In the first quarter, focusing on quality and return of investment, the Company continuously optimised its investment projects, with total capital expenditures of RMB 23.40 billion. The capital expenditures of the exploration and production segment were RMB 14.98 billion, mainly used for the crude oil and gas production capacity construction in Shunbei, Tahe, Western Sichuan and Southeast Sichuan, and construction of the Shengli Shale Oil National Demonstration Zone and storage and transportation facilities of Shandong LNG. The capital expenditures of the refining segment were RMB 4.22 billion, mainly used for the expansion of Zhenhai refinery and structural adjustment of Anqing and Yangzi refineries. The capital expenditures of the marketing and distribution segment were RMB 0.78 billion, mainly used for renovation of the existing stations. The capital expenditures of the chemicals segment were RMB 3.27 billion, mainly used for ethylene projects in Tianjin Nangang and Hainan, Yizheng PTA project, caprolactam relocation project in Baling, and new material projects in Zhenhai and Tianjin, etc. The capital expenditures of the corporate and others were RMB 0.15 billion, mainly used for information technology projects.

This report is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
Ma Yongsheng
Chairman
27 April 2023

4	Appendix
4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (CASs)

Consolidated Balance Sheet
As at 31 March 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 31 March 2023	At 31 December 2022
Current assets:
Cash at bank and on hand	175,582	145,052
Financial assets held for trading	2	2
Derivative financial assets	15,338	19,335
Accounts receivable	70,122	46,364
Receivables financing	3,908	3,507
Prepayments	10,662	7,956
Other receivables	25,194	27,009
Inventories	254,077	244,241
Other current assets	29,884	29,674
Total current assets	584,769	523,140
Non-current assets:
Long-term equity investments	236,178	233,941
Other equity instrument investments	728	730
Fixed assets	631,001	630,758
Construction in progress	193,840	196,045
Right-of-use assets	177,616	178,359
Intangible assets	120,737	120,694
Goodwill	6,446	6,464
Long-term deferred expenses	12,031	12,034
Deferred tax assets	22,400	22,433
Other non-current assets	25,407	26,523
Total non-current assets	1,426,384	1,427,981
Total assets	2,011,153	1,951,121

Consolidated Balance Sheet (Continued)
Current liabilities:
Short-term loans	84,983	21,313
Derivative financial liabilities	8,921	7,313
Bills payable	12,398	10,782
Accounts payable	228,476	258,642
Contract liabilities	123,326	125,444
Employee benefits payable	17,363	13,617
Taxes payable	33,937	28,379
Other payables	90,722	119,892
Non-current liabilities due within one year	55,492	62,844
Other current liabilities	15,285	19,159
Total current liabilities	670,903	667,385
Non-current liabilities:
Long-term loans	129,943	94,964
Debentures payable	12,955	12,997
Lease liabilities	166,608	166,407
Provisions	48,086	47,587
Deferred tax liabilities	7,875	7,256
Other non-current liabilities	14,570	14,068
Total non-current liabilities	380,037	343,279
Total liabilities	1,050,940	1,010,664
Shareholders’ equity:
Share capital	119,896	119,896
Capital reserve	118,908	118,875
Other comprehensive income	799	3,072
Specific reserve	3,443	2,813
Surplus reserves	218,009	218,009
Retained earnings	345,908	325,806
Total equity attributable to shareholders of the Company	806,963	788,471
Minority interests	153,250	151,986
Total shareholders’ equity	960,213	940,457
Total liabilities and shareholders’ equity	2,011,153	1,951,121

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Balance Sheet
As at 31 March 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 31 March 2023	At 31 December 2022
Current assets:
Cash at bank and on hand	80,622	54,578
Financial assets held for trading	2	2
Derivative financial assets	398	3,892
Accounts receivable	25,577	33,841
Receivables financing	805	703
Prepayments	3,958	4,461
Other receivables	44,560	38,517
Inventories	69,280	70,376
Other current assets	19,587	21,260
Total current assets	244,789	227,630
Non-current assets:
Long-term equity investments	387,824	382,879
Other equity instrument investments	201	201
Fixed assets	293,010	296,530
Construction in progress	85,514	81,501
Right-of-use assets	90,567	91,549
Intangible assets	8,384	8,095
Long-term deferred expenses	3,999	4,183
Deferred tax assets	9,391	9,487
Other non-current assets	40,885	41,365
Total non-current assets	919,775	915,790
Total assets	1,164,564	1,143,420
Current liabilities：
Short-term loans	58,970	4,010
Derivative financial liabilities	2,498	4,299
Bills payable	6,502	4,038
Accounts payable	90,208	107,105
Contract liabilities	8,059	9,769
Employee benefits payable	10,617	8,467
Taxes payable	17,371	12,044
Other payables	197,831	247,480
Non-current liabilities due within one year	30,811	39,990
Other current liabilities	688	1,002
Total current liabilities	423,555	438,204

Balance Sheet (Continued)
Non-current liabilities：
Long-term loans	84,865	56,755
Debentures payable	9,538	9,537
Lease liabilities	91,169	91,878
Provisions	38,825	38,298
Other non-current liabilities	2,027	2,121
Total non-current liabilities	226,424	198,589
Total liabilities	649,979	636,793
Shareholders’ equity：
Share capital	119,896	119,896
Capital reserve	63,631	63,628
Other comprehensive income	(1,395)	827
Specific reserve	2,106	1,745
Surplus reserves	218,009	218,009
Retained earnings	112,338	102,522
Total shareholders’ equity	514,585	506,627
Total liabilities and shareholders’ equity	1,164,564	1,143,420

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Consolidated Income Statement
For the three-month period ended 31 March 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
I. Total operating income	791,331	771,386
II. Total operating costs	764,763	729,326
Including: Operating costs	666,004	622,875
Taxes and surcharges	62,707	71,186
Selling and distribution expenses	14,372	14,180
General and administrative expenses	13,172	13,091
Research and development expenses	2,841	2,706
Financial expenses	2,539	2,305
Including: Interest expenses	5,604	3,743
Interest income	2,670	1,387
Exploration expenses, including dry holes	3,128	2,983
Add: Other income	1,977	492
Investment income /(loss)	1,493	(1,662)
Including: Income from investment in associates and joint ventures	1,223	3,619
Losses from changes in fair value	(244)	(6,937)
Credit impairment losses	(54)	(51)
Impairment losses	(414)	(201)
Asset disposal gains	78	76
III. Operating profit	29,404	33,777
Add: Non-operating income	244	249
Less: Non-operating expenses	456	541
IV. Profit before taxation	29,192	33,485
Less: Income tax expense	6,328	6,795
V. Net profit	22,864	26,690
Classification by going concern:
(i) Continuous operating net profit	22,864	26,690
(ii) Termination of net profit	-	-
Classification by ownership:
(i) Equity shareholders of the Company	20,102	22,800
(ii) Minority interests	2,762	3,890

Consolidated Income Statement (Continued)
VI. Total other comprehensive income	(1,219)	2,500
Items that may not be reclassified subsequently to profit or loss:
Changes in fair value of other equity instrument investments	1	-
Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be converted into profit or loss under the equity method	(326)	(768)
Cost of hedging reserve	-	(630)
Cash flow hedges	515	4,556
Foreign currency translation differences	(1,409)	(658)
VII. Total comprehensive income	21,645	29,190
Equity shareholders of the Company	19,016	25,689
Minority interests	2,629	3,501
VIII. Earnings per share:
(i) Basic earnings per share (RMB/Share)	0.168	0.188
(ii) Diluted earnings per share (RMB/Share)	0.168	0.188

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Income Statement
For the three-month period ended 31 March 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
I. Operating income	303,400	318,615
Less: Operating costs	245,360	255,660
Taxes and surcharges	38,018	44,178
Selling and distribution expenses	374	413
General and administrative expenses	5,718	5,824
Research and development costs	2,568	2,616
Financial expenses	2,924	2,568
Including: Interest expenses	4,461	3,370
Interest income	1,561	805
Exploration expenses, including dry holes	2,755	2,635
Add: Other income	1,543	291
Investment income	4,314	2,651
Including: Income from investment in associates and joint ventures	1,012	1,356
Gains/(losses) from changes in fair value	227	(179)
Credit impairment losses	(4)	(8)
Impairment reversals/(losses)	85	(1)
Asset disposal gains	1	120
II. Operating profit	11,849	7,595
Add: Non-operating income	91	50
Less: Non-operating expenses	261	347
III. Profit before taxation	11,679	7,298
Less: Income tax expense	1,863	1,303
IV. Net profit	9,816	5,995
(i) Continuous operating net profit	9,816	5,995
(ii) Termination of net profit	-	-
V. Total other comprehensive income	(1,592)	1,558
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method	(56)	112
Cash flow hedges reserve	(1,536)	1,446
VI. Total comprehensive income	8,224	7,553

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Consolidated Cash Flow Statement
For the three-month period ended 31 March 2023 Prepared
by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	834,060	784,361
Refund of taxes and levies	2,220	165
Other cash received relating to operating activities	41,972	55,649
Sub-total of cash inflows	878,252	840,175
Cash paid for goods and services	(738,348)	(663,927)
Cash paid to and for employees	(21,340)	(20,068)
Payments of taxes and levies	(73,344)	(122,520)
Other cash paid relating to operating activities	(63,617)	(80,441)
Sub-total of cash outflows	(896,649)	(886,956)
Net cash flow used in operating activities	(18,397)	(46,781)
II. Cash flows from investing activities:
Cash received from disposal of investments	36	35
Cash received from returns on investments	407	1,095
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,849	6
Other cash received relating to investing activities	5,995	14,689
Net cash received from disposal of subsidiaries and other business entities	-	1
Sub-total of cash inflows	8,287	15,826
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(32,418)	(35,567)
Cash paid for acquisition of investments	(2,334)	(5,946)
Net cash paid for the acquisition of subsidiaries and other business entities	-	(1,562)
Other cash paid relating to investing activities	(27,824)	(10,831)
Sub-total of cash outflows	(62,576)	(53,906)
Net cash flow used in investing activities	(54,289)	(38,080)

Consolidated Cash Flow Statement (Continued)
III. Cash flows from financing activities:
Cash received from capital contributions	88	779
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	88	626
Cash received from borrowings	228,360	138,034
Other cash received relating to financing activities	20	24
Sub-total of cash inflows	228,468	138,837
Cash repayments of borrowings	(139,146)	(73,648)
Cash paid for dividends, profits distribution or interest	(3,150)	(1,489)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(1,554)	(188)
Other cash paid relating to financing activities	(3,887)	(4,920)
Sub-total of cash outflows	(146,183)	(80,057)
Net cash flows from financing activities	82,285	58,780
IV. Effects of changes in foreign exchange rate	(1,102)	(357)
V. Net increase/(decrease) in cash and cash equivalents	8,497	(26,438)
Add: Cash and cash equivalents at the beginning of the period	93,438	108,590
VI. Cash and cash equivalents at the end of the period	101,935	82,152

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Cash Flow Statement
For the three-month period ended 31 March 2023 Prepared
by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	339,803	342,305
Refund of taxes and levies	1,379	90
Other cash received relating to operating activities	10,193	7,902
Sub-total of cash inflows	351,375	350,297
Cash paid for goods and services	(260,527)	(263,091)
Cash paid to and for employees	(10,659)	(10,585)
Payments of taxes and levies	(37,586)	(65,952)
Other cash paid relating to operating activities	(18,722)	(15,830)
Sub-total of cash outflows	(327,494)	(355,458)
Net cash flow received from /(used in) operating activities	23,881	(5,161)
II. Cash flows from investing activities:
Cash received from disposal of investments	2,249	1,116
Cash received from returns on investments	3,666	1,277
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	39	2
Other cash received relating to investing activities	2,460	37,794
Sub-total of cash inflows	8,414	40,189
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(15,947)	(13,881)
Cash paid for acquisition of investments	(1,899)	(7,705)
Other cash paid relating to investing activities	(35,232)	(43,604)
Sub-total of cash outflows	(53,078)	(65,190)
Net cash flow used in investing activities	(44,664)	(25,001)
III. Cash flows from financing activities:
Cash received from borrowings	101,758	65,601
Other cash received relating to financing activities	56,691	101,758
Sub-total of cash inflows	158,449	167,359
Cash repayments of borrowings	(28,083)	(23,784)
Cash paid for dividends or interest	(1,779)	(1,941)
Other cash paid relating to financing activities	(89,729)	(125,190)
Sub-total of cash outflows	(119,591)	(150,915)
Net cash flow from financing activities	38,858	16,444

Cash Flow Statement (Continued)
IV. Effects of changes in foreign exchange rate	(32)	-
IV. Net increase/(decrease) in cash and cash equivalents	18,043	(13,718)
Add: Cash and cash equivalents at the beginning of the period	23,228	34,575
V. Cash and cash equivalents at the end of the period	41,271	20,857

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Segment Reporting
For the three-month period ended 31 March 2023 Prepared
by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
Income from principal operations
Exploration and production
External sales	52,585	52,455
Inter–segment sales	26,175	28,752
Subtotal	78,760	81,207
Refining
External sales	45,216	47,758
Inter–segment sales	322,166	336,542
Subtotal	367,382	384,300
Marketing and distribution
External sales	412,676	370,095
Inter–segment sales	3,850	2,704
Subtotal	416,526	372,799
Chemicals
External sales	96,966	113,153
Inter–segment sales	21,999	21,115
Subtotal	118,965	134,268
Corporate and others
External sales	165,532	171,306
Inter–segment sales	213,426	244,714
Subtotal	378,958	416,020
Elimination of inter–segment sales	(587,616)	(633,827)
Consolidated income from principal operations	772,975	754,767
Income from other operations
Exploration and production	2,165	1,817
Refining	911	940
Marketing and distribution	12,418	10,754
Chemicals	2,330	2,600
Corporate and others	532	508
Consolidated income from other operations	18,356	16,619
Consolidated operating income	791,331	771,386

Segment Reporting (Continued)
Operating profit
By segment
Exploration and production	11,447	10,494
Refining	9,836	22,061
Marketing and distribution	8,062	9,318
Chemicals	(2,144)	1,157
Corporate and others	1,978	10,853
Elimination	(540)	(9,770)
Total segment operating profit	28,639	44,113
Investment income
Exploration and production	64	1,153
Refining	292	416
Marketing and distribution	609	(148)
Chemicals	(1,239)	568
Corporate and others	1,767	(3,651)
Total segment investment income	1,493	(1,662)
Financial expenses	(2,539)	(2,305)
Losses from changes in fair value	(244)	(6,937)
Asset disposal gains	78	76
Other income	1,977	492
Operating profit	29,404	33,777
Add: Non-operating income	244	249
Less: Non-operating expenses	456	541
Profit before taxation	29,192	33,485

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (IFRS)
Consolidated Income Statement
For the three-month period ended 31 March 2023 Prepared
by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
Revenue
Revenue from primary business	772,975	754,767
Other operating revenues	18,356	16,619
Subtotal	791,331	771,386
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(631,716)	(588,136)
Selling, general and administrative expenses	(13,504)	(13,575)
Depreciation, depletion and amortisation	(26,999)	(26,694)
Exploration expenses, including dry holes	(3,128)	(2,983)
Personnel expenses	(23,883)	(23,741)
Taxes other than income tax	(62,707)	(71,186)
Impairment losses on trade and other receivables	(54)	(51)
Other operating income/(expenses), net	1,750	(12,060)
Total operating expenses	(760,241)	(738,426)
Operating profit	31,090	32,960
Finance costs
Interest expense	(5,604)	(3,743)
Interest income	2,670	1,387
Foreign currency exchange gain, net	395	51
Net finance costs	(2,539)	(2,305)
Investment income	111	64
Share of profits less losses from associates and joint ventures	1,223	3,619
Profit before taxation	29,885	34,338
Income tax expense	(6,328)	(6,795)
Profit for the period	23,557	27,543
Attributable to：
Shareholders of the Company	20,740	23,533
Non-controlling interests	2,817	4,010
Profit for the period	23,557	27,543
Earnings per share
Basic earnings per share (RMB/Share)	0.173	0.194
Diluted earnings per share (RMB/Share)	0.173	0.194

Consolidated Statement of Comprehensive Income
For the three-month period ended 31 March 2023 Prepared
by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
Profit for the period	23,557	27,543
Total other comprehensive income:	(1,219)	2,500
Items that may not be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	1	-
Items that may be reclassified subsequently to profit or loss:
Cost of hedging reserve	-	(630)
Share of other comprehensive income of associates and joint ventures	(326)	(768)
Cash flow hedges	515	4,556
Foreign currency translation differences	(1,409)	(658)
Total comprehensive income	22,338	30,043
Attributable to:
Shareholders of the Company	19,654	26,422
Non–controlling interests	2,684	3,621

Consolidated Statement of Financial Position
For the three-month period ended 31 March 2023 Prepared
by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 31 March 2023	At 31 December 2022
Non-current assets:
Property, plant and equipment, net	630,916	630,700
Construction in progress	193,840	196,045
Right-of-use assets	263,953	264,856
Goodwill	6,446	6,464
Interest in associates	161,310	159,150
Interest in joint ventures	74,868	74,791
Financial assets at fair value through other comprehensive income	728	730
Deferred tax assets	22,400	22,433
Long-term prepayments and other non-current assets	71,923	72,812
Total non-current assets	1,426,384	1,427,981
Current assets:
Cash and cash equivalents	101,935	93,438
Time deposits with financial institutions	73,647	51,614
Financial assets at fair value through profit or loss	2	2
Derivatives financial assets	15,338	19,335
Trade accounts receivable	70,122	46,364
Financial assets at fair value through other comprehensive income	3,908	3,507
Inventories	254,077	244,241
Prepaid expenses and other current assets	65,740	64,639
Total current assets	584,769	523,140
Current liabilities:
Short-term debts	114,164	59,037
Loans from Sinopec Group Company and fellow subsidiaries	7,483	7,292
Lease liabilities	16,931	16,004
Derivatives financial liabilities	8,921	7,313
Trade accounts payable and bills payable	240,874	269,424
Contract liabilities	123,326	125,444
Other payables	154,201	178,146
Income tax payable	5,003	4,725
Total current liabilities	670,903	667,385

Consolidated Statement of Financial Position (Continued)
Net current liabilities	86,134	144,245
Total assets less current liabilities	1,340,250	1,283,736
Non-current liabilities:
Long-term debts	120,620	85,706
Loans from Sinopec Group Company and fellow subsidiaries	22,278	22,255
Lease liabilities	166,608	166,407
Deferred tax liabilities	7,875	7,256
Provisions	48,086	47,587
Other long-term liabilities	15,478	14,983
Total non-current liabilities	380,945	344,194
Total net assets	959,305	939,542
Equity:
Share capital	119,896	119,896
Reserves	686,203	667,704
Total equity attributable to shareholders of the Company	806,099	787,600
Non-controlling interests	153,206	151,942
Total equity	959,305	939,542

Consolidated Statement of Cash Flows
For the three-month period ended 31 March 2023 Prepared
by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
Net cash used in operating activities(a)	(18,397)	(46,781)
Investing activities
Capital expenditure	(27,956)	(31,762)
Exploratory wells expenditure	(4,462)	(3,805)
Purchase of investments	(2,334)	(4,946)
Payment for financial assets at fair value through profit or loss	-	(1,000)
Payment for acquisition of subsidiary, net of cash acquired	-	(1,562)
Proceeds from disposal of investments	36	36
Proceeds from disposal of property, plant, equipment and other non-current assets	1,849	6
Increase in time deposits with maturities over three months	(27,219)	(6,511)
Decrease in time deposits with maturities over three months	4,335	13,516
Interest received	2,381	1,311
Investment and dividend income received	407	1,095
Payments of other investing activities	(1,326)	(4,458)
Net cash used in investing activities	(54,289)	(38,080)
Financing activities
Proceeds from bank and other loans	228,360	138,034
Repayments of bank and other loans	(139,146)	(73,648)
Contributions to subsidiaries from non-controlling interests	88	779
Distributions by subsidiaries to non-controlling interests	(1,554)	(188)
Interest paid	(1,596)	(1,301)
Repayments of lease liabilities	(3,867)	(3,174)
Proceeds from other financing activities	20	24
Repayments of other financing activities	(20)	(1,746)
Net cash generated from financing activities	82,285	58,780
Net increase/(decrease) in cash and cash equivalents	9,599	(26,081)
Cash and cash equivalents at 1 January	93,438	108,590
Effect of foreign currency exchange rate changes	(1,102)	(357)
Cash and cash equivalents at 31 March	101,935	82,152

Note to Consolidated Statement of Cash Flows
For the three-month period ended 31 March 2023 Prepared
by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
(a) Reconciliation from profit before taxation to net cash used in operating activities
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
Operating activities
Profit before taxation	29,885	34,338
Adjustments for:
Depreciation, depletion and amortisation	26,999	26,694
Dry hole costs written off	1,792	1,886
Share of profits from associates and joint ventures	(1,223)	(3,619)
Investment income	(111)	(64)
Interest income	(1,553)	(1,387)
Interest expense	4,487	3,743
(Gain)/Loss on foreign currency exchange rate changes and derivative financial instruments	(314)	6,886
Gain on disposal of property, plant, equipment and other non-current assets, net	(7)	(76)
Impairment losses on assets	414	201
Impairment losses on trade and other receivables	54	51
Operating profit before change of operating capital	60,423	68,653
Accounts receivable and other current assets	(25,116)	(59,265)
Inventories	(10,234)	(82,616)
Accounts payable and other current liabilities	(38,424)	33,019
Subtotal	(13,351)	(40,209)
Income tax paid	(5,046)	(6,572)
Net cash used in operating activities	(18,397)	(46,781)

Segment Reporting
For the three-month period ended 31 March 2023 Prepared
by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
Revenue
Exploration and production
External sales	52,585	52,455
Inter-segment sales	26,175	28,752
Subtotal	78,760	81,207
Refining
External sales	45,216	47,758
Inter-segment sales	322,166	336,542
Subtotal	367,382	384,300
Marketing and distribution
External sales	412,676	370,095
Inter-segment sales	3,850	2,704
Subtotal	416,526	372,799
Chemicals
External sales	96,966	113,153
Inter-segment sales	21,999	21,115
Subtotal	118,965	134,268
Corporate and others
External sales	165,532	171,306
Inter-segment sales	213,426	244,714
Subtotal	378,958	416,020
Elimination of inter-segment sales	(587,616)	(633,827)
Revenue from primary business	772,975	754,767
Other operating revenues
Exploration and production	2,165	1,817
Refining	911	940
Marketing and distribution	12,418	10,754
Chemicals	2,330	2,600
Corporate and others	532	508
Other operating revenues	18,356	16,619
Revenue	791,331	771,386

Segment Reporting (Continued)
Result
Operating profit/(loss)
By segment
Exploration and production	12,847	10,429
Refining	10,403	22,493
Marketing and distribution	7,921	8,564
Chemicals	(1,780)	1,325
Corporate and others	2,239	(81)
Elimination	(540)	(9,770)
Total segment operating profit	31,090	32,960
Share of profits from associates and joint ventures
Exploration and production	510	1,024
Refining	46	421
Marketing and distribution	551	392
Chemicals	(1,147)	630
Corporate and others	1,263	1,152
Aggregate share of profits from associates and joint ventures	1,223	3,619
Investment income
Exploration and production	-	10
Refining	10	5
Marketing and distribution	3	37
Chemicals	(95)	(65)
Corporate and others	193	77
Aggregate investment income	111	64
Net finance costs	(2,539)	(2,305)
Profit before taxation	29,885	34,338

4.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS (Unaudited)
Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:
(i)	Government grants
Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.
(ii)	Safety production fund
Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.
Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
Net profit under CASs	22,864	26,690
Adjustments:
Government grants(i)	7	5
Safety production fund(ii)	686	848
Profit for the period under IFRS	23,557	27,543

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

Units: million Currency: RMB Type: unaudited
Items	As of 31 March 2023	As of 31 December 2022
Shareholders’ equity under CASs	960,213	940,457
Adjustments:
Government grants(i)	(908)	(915)
Total equity under IFRS	959,305	939,542

4.4	Description of and reasons for changes in accounting policies
4.4.1	Description of and reasons for changes in accounting policies under CASs
In 2023, the Group has adopted the accounting requirements and guidance under CAS newly issued by the Ministry of Finance.
-	“Accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply” in CAS Bulletin No.16.

(a)	Accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply:

In accordance with CAS Bulletin No.16, the provisions of the Accounting Standards for Business Enterprises No. 18 — Income Taxes on exemption from initial recognition of deferred tax liabilities and deferred tax assets shall not apply to single transactions that are not business combinations, that do not affect accounting profits or taxable income (or deductible losses) upon transaction’s occurrence, and result in equal amount of taxable temporary differences and deductible temporary differences caused by initially recognised assets and liabilities. As for the taxable temporary differences and deductible temporary differences arising from the initial recognition of assets and liabilities in a single transaction, the Group shall, according to the Accounting Standards for Business Enterprises No. 18 — Income Taxes and other relevant provisions, respectively recognise the corresponding deferred tax liabilities and deferred tax assets upon the occurrence of the transaction.

The Group has made retrospective adjustments in accordance with these requirements for applicable single transactions occurring between 1 January 2022 and the date of initial implementation. With regard to deductible temporary differences and taxable temporary differences arising from lease liabilities and right-of-use assets recognised as at 1 January 2022 as a result of single transactions to which these provisions apply, the Group shall, in accordance with CAS Bulletin No.16 and Accounting Standards for Business Enterprises No. 18 — Income Taxes, adjust the cumulative effect amount with the retained earnings at the beginning of the earliest period presented in the financial statements and other relevant items of the financial statements.

(b)	The effects on the comparative financial statements

The effects of the above changes in accounting policies on the net profit for the three-month period ended 31 March 2022 and equity at the beginning and the end of 2022 are summarised as follows:

Units: million Currency: RMB Type: unaudited
Items	The Group
	Net profit for the three months ended 31 March 2022	2022 Closing balance of shareholders’ equity	2022 Opening balance of shareholders’ equity
The effects of the exemption of initial recognition not applicable to the deferred tax relating to assets and liabilities arising out of a single transaction	214	3,304	2,448
Net profit and shareholders’ equity after adjustments	26,690	940,457	918,489

Units: million Currency: RMB Type: unaudited
Items	The Company
	Net profit for the three months ended 31 March 2022	2022 Closing balance of shareholders’ equity	2022 Opening balance of shareholders’ equity
The effects of the exemption of initial recognition not applicable to the deferred tax related to assets and liabilities arising from a single transaction	133	1,750	1,217
Net profit and shareholders’ equity after adjustments	5,995	506,627	527,531

The effects of the above changes in accounting policies on each item of the consolidated balance sheet as at 31 December 2022 and the Company's balance sheet are summarized as follows:
Consolidated Balance Sheet

Units: million Currency: RMB Type: unaudited
Items	As of 31 December 2022 before adjustment	As of 31 December 2022 adjusted	Adjusted amount
Non-current assets:
Deferred tax assets	19,952	22,433	2,481
Total non-current assets	1,425,500	1,427,981	2,481
Total assets	1,948,640	1,951,121	2,481
Non-current liabilities:
Deferred tax liabilities	8,079	7,256	(823)
Total non-current liabilities	344,102	343,279	(823)
Total liabilities	1,011,487	1,010,664	(823)
Shareholders’ equity:
Surplus reserves	217,834	218,009	175
Retained earnings	323,087	325,806	2,719
Total equity attributable to shareholders of the Company	785,577	788,471	2,894
Minority interests	151,576	151,986	410
Total shareholders’ equity	937,153	940,457	3,304
Total liabilities and shareholders’ equity	1,948,640	1,951,121	2,481

Balance Sheet

Units: million Currency: RMB Type: unaudited
Items	As of 31 December 2022 before adjustment	As of 31 December 2022 adjusted	Adjusted amount
Non-current assets:
Deferred tax assets	7,737	9,487	1,750
Total non-current assets	914,040	915,790	1,750
Total assets	1,141,670	1,143,420	1,750
Shareholders’ equity:
Surplus reserves	217,834	218,009	175
Retained earnings	100,947	102,522	1,575
Total shareholders’ equity	504,877	506,627	1,750
Total liabilities and shareholders’ equity	1,141,670	1,143,420	1,750

The effects of the above changes in accounting policies on each item of the consolidated income statement for the three-month period ended 31 March 2022 and the Company's income statement are summarized as follows:
Consolidated Income Statement

Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022 before adjustment	Three-month period ended 31 March 2022 adjusted	Adjusted amount
Income tax expense	7,009	6,795	(214)
V. Net profit	26,476	26,690	214
Classification by going concern:
(i) Continuous operating net profit	26,476	26,690	214
Classification by ownership:
(i) Equity shareholders of the Company	22,605	22,800	195
(ii) Minority interests	3,871	3,890	19
VII. Total comprehensive income	28,976	29,190	214
Equity shareholders of the Company	25,494	25,689	195
Minority interests	3,482	3,501	19
VIII. Earnings per share
(i) Basic earnings per share (RMB/Share)	0.187	0.188	0.001
(ii) Diluted earnings per share (RMB/Share)	0.187	0.188	0.001

Income Statement

Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022 before adjustment	Three-month period ended 31 March 2022 adjusted	Adjusted amount
Income tax expense	1,436	1,303	(133)
IV. Net profit	5,862	5,995	133
(i) Continuous operating net profit	5,862	5,995	133
VI. Total comprehensive income	7,420	7,553	133

4.4.2	Description of and reasons for changes in accounting policies under IFRS
(a)	Accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply.

The International Accounting Standards Board has amended IAS 12 and the scope of the exemption in paragraphs 15 and 24 of the previous standard is amended to "accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply", therefore, the Group needs to recognise deferred tax assets and deferred tax liabilities for temporary differences arising from these transactions. The amendment is effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted. The Group applies the amendments to transactions occurring on or after the beginning of the earliest comparative period listed, with any cumulative effect recognised as an adjustment to retained earnings and other related financial statement items at that date.

(b)	The effects on the comparative financial statements
The effects of the above changes in accounting policies on the net profit for the three-month period ended 31 March 2022 and equity at the beginning and the end of 2022 are summarised as follows:

Units: million Currency: RMB Type: unaudited
Items	The Group
	Profit for the three-month period ended 31 March 2023	Equity as of 31 December 2022	Equity as of 1 January 2022
The effects of the exemption of initial recognition not applicable to the deferred tax related to assets and liabilities arising from a single transaction	214	3,304	2,448
Net profit and equity after adjustments	27,543	939,542	917,522

The effects of the above changes in accounting policies on each item of the consolidated income statement for the three-month period ended 31 March 2022 are summarized as follows:
Consolidated Income Statement

Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022 before adjustment	Three-month period ended 31 March 2022 adjusted	Adjusted amount
Income tax expense	(7,009)	(6,795)	214
Profit for the period	27,329	27,543	214
Attributable to:
Owners of the Company	23,338	23,533	195
Non-controlling interests	3,991	4,010	19
Profit for the period	27,329	27,543	214
Earnings per share:
Basic earnings per share (RMB/Share)	0.193	0.194	0.001
Diluted earnings per share (RMB/Share)	0.193	0.194	0.001

The effects of the above changes in accounting policies on each item of the consolidated statement of comprehensive income for the three-month period ended 31 March 2022 are summarized as follows:
Consolidated Income Statement

Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022 before adjustment	Three-month period ended 31 March 2022 adjusted	Adjusted amount
Total comprehensive income for the period	29,829	30,043	214
Attributable to:
Shareholders of the Company	26,227	26,422	195
Non-controlling interests	3,602	3,621	19

The effects of the above changes in accounting policies on each item of the consolidated balance sheet as at 31 December 2022 are summarized as follows:
Consolidated Balance Sheet

Units: million Currency: RMB Type: unaudited
Items	As of 31 December 2022 before adjustment	As of 31 December 2022 adjusted	Adjusted amount
Non-current assets:
Deferred tax assets	19,952	22,433	2,481
Total non-current assets	1,425,500	1,427,981	2,481
Current liabilities:
Net current liabilities	144,245	144,245	-
Total assets less current liabilities	1,281,255	1,283,736	2,481
Non-current liabilities:
Deferred tax liabilities	8,079	7,256	(823)
Total non-current liabilities	345,017	344,194	(823)
Total net assets	936,238	939,542	3,304
Equity:
Reserves	664,810	667,704	2,894
Total equity attributable to shareholders of the Company	784,706	787,600	2,894
Non-controlling interests	151,532	151,942	410
Total equity	936,238	939,542	3,304

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 28 2023